Exhibit 99.1

Date: August 8, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Clarion Clinics Begins Accepting Registrations for Psychedelic Treatment Interest as Part of Pre-Screening in Readiness for Opening

Highlights:

●	Incannex subsidiary, Clarion Clinics Group Pty Ltd (Clarion) begins accepting registrations of interest in its psychedelic-assisted therapy (PAT) treatments ahead of planned Q3 opening.

●	First clinic in Abbotsford, Melbourne, nearing fit-out completion.

●	Clarion’s bespoke protocol involves a thorough pre-treatment assessment process, including psychiatric evaluation/diagnosis, medical assessment, and psychological assessment. If accepted for treatment, clients will be treated for nine-months at a Clarion Clinic.

●	Treatments will commence following final approval of Authorised Psychiatrists by the Therapeutic Goods Administration (TGA).

●	Health authorities estimate that 390,000 Australians suffer from post-traumatic stress disorder (PTSD) at any given time and 280,000 suffer from treatment-resistant depression (TRD).

Melbourne, Australia, August 8, 2023 – Incannex Healthcare Ltd (Nasdaq: IXHL) (ASX: IHL) (‘Incannex’ or ‘the Company’) a pharmaceutical company developing proprietary medicinal cannabinoid products and psychedelic assisted psychotherapies for unmet needs is pleased to announce that its subsidiary, Clarion Clinics Group Pty Ltd, is now accepting direct registration of interest in treatment from potential clients via its website at clarionclinics.com ahead of its planned Q3 opening.

People who have an interest in treatment from Clarion can now register and request further information on the Clarion website. “This is the first step in the process towards receiving treatment and we anticipate that there will be a high level of interest in our leading-edge treatments”, Peter Widdows, Incannex Director responsible for Clarion said.

Clarion’s first clinic is located on the Yarra Riverfront in the Melbourne suburb of Abbotsford, close to the city centre. It’s a purpose-designed facility with seven treatment rooms and other facilities conducive to psychedelic-assisted therapy. The fit-out of the premises is expected to be completed before the end of August, facilitating opening shortly thereafter.

“A lot of thought went into the design of the clinic, as both practical and aesthetic considerations are very important for this type of treatment. It’s imperative that clients feel welcome, comfortable and safe. We wanted the design of the space to support a sense of calm and a positive mindset, as we know these things contribute to better treatment outcomes.” Sean O’Carroll, Clarion Director and Head of Psychotherapy, said.

Date: August 8, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Clarion’s clinical leadership of Dr. Paul Liknaitzky, Prof. Suresh Sundram and Sean O’Carroll have developed a bespoke nine-month long treatment program, designed to maximise the chance of positive results for clients.

“Our evidence-informed treatment protocols, professional team, and experience within research trials will soon be in service of our clients and the best possible treatment we can provide,” Dr. Paul Liknaitzky, Clarion Director and Chief Scientific Officer, commented.

In order to be able to prescribe the psychedelic compounds to be used in Clarion’s PAT protocol, psychiatrists must be approved under the TGA’s Authorised Prescriber Scheme. Once Clarion‘s approvals have been received, treatments can commence.

“The recent guidance from the Royal Australian and New Zealand College of Psychiatrists in regards to PAT are part of the process towards the safe and effective provision of clinical psychedelic care to the many people who are without adequate treatment options for serious mental health conditions,” Professor Suresh Sundram, Clarion Director and Head of Psychiatry, said.

Australian health authorities estimate that 12% of Australians will suffer from PTSD at some point in their lifetime, and 1.5% of the population (390,000 people) have a PTSD diagnosis at any given time. Certain groups, for example people who serve in the defence force, military veterans, first responders, and certain minority groups make up a disproportionate share of people who experience this debilitating mental health disorder.

Along with the many sufferers of PTSD, it’s estimated that 26.5% of the just over one million Australians who suffer depression (280,000 people) do not adequately respond to standard treatments.

“The term ‘treatment-resistant’ has misleading connotations, implying that all avenues have been exhausted and that front-line treatments work well for everyone else. In reality, neither are typically true. For people who have suffered with certain conditions that have not responded to available treatments, psychedelic-assisted therapies may provide substantial improvements to negative symptoms and quality of life. At Clarion Clinics, our aim is to achieve the best outcomes possible using psychedelic therapies, through tailored and extended protocols and a brilliant team,” Dr. Paul Liknaitzky said.

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Date: August 8, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 30 pending patent applications. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

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